SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
February 19, 2025
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:
“Philips proposes new Supervisory Board appointments and reappointments, and Board of Management reappointment”, dated February 19, 2025.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of February 2025.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information
February 19, 2025

Philips proposes new Supervisory Board appointments and reappointments, and Board of Management reappointment
•Mr David Pyott to retire from Philips’ Supervisory Board after his third consecutive term.
•Mr Bob White proposed as new member of the Supervisory Board.
•Ms Indra Nooyi and Ms Chua Sock Koong proposed for reappointment as members of the Supervisory Board.
•Mr Marnix van Ginneken proposed for reappointment as member of Philips’ Board of Management.

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced proposed Supervisory Board appointments and reappointments, and a proposed Board of Management reappointment.

Mr David Pyott (British/American, 1953) will retire from Philips’ Supervisory Board at the end of the Annual General Meeting of Shareholders 2025. Mr Pyott joined the Supervisory Board in 2015 and has served three consecutive terms. He has been Chair of the Quality & Regulatory Committee since May 2020.

The Supervisory Board will propose to the Annual General Meeting of Shareholders 2025 the appointment of Mr Bob White (American, 1962) as a new member of the Supervisory Board. Following his appointment, Mr White will succeed Mr Pyott as Chair of the Quality & Regulatory Committee.

The recommendation for this appointment is based on Mr White’s extensive expertise and experience in the health technology sector, covering the US, Europe, and Asia Pacific, and his proven track record in driving growth and fostering innovation. Until 2024, Mr White served as Executive Vice President at Medtronic, after a successful career at GE Healthcare, IBM, and other leading health technology companies.

The Supervisory Board will propose the reappointments of Ms Indra Nooyi (American, 1955) and Ms Chua Sock Koong (Singaporean, 1957) as members of the Supervisory Board.

These reappointments will be recommended given their valuable contributions to the Supervisory Board and as proven global business leaders with strong track records in areas ranging from consumer products to technology, digitization, financial and Asia. Their expertise and leadership will remain of great value as Philips further advances on its journey of improving healthcare and driving impact with care for patients, people and the planet.
The Supervisory Board will furthermore recommend the reappointment of Mr Marnix van Ginneken as a member of the Philips Board of Management, acknowledging his strong leadership, deep knowledge of Philips and his extensive international corporate governance expertise, as well as the important role he has played in the Executive Committee.

Mr Feike Sijbesma, Chairman of Philips’ Supervisory Board, said: “On behalf of the Supervisory Board and the Board of Management, I would like to express my gratitude to David Pyott for the counsel he provided over the past ten years. At the same time, we look forward to Bob White joining Philips’ Supervisory Board and becoming Chair of the Quality & Regulatory Committee. He is a recognized global business leader with deep expertise in health technology. Based on their exceptional expertise, we propose the reappointment of Indra Nooyi and Chua Sock Koong so they can continue to add valuable contributions to the Supervisory Board, for which I am grateful.

Mr Sijbesma added: “Together with my fellow members of the Supervisory Board, we recommend the reappointment of Marnix van Ginneken. I am very pleased that he remains available as a member of the Board of Management and would like to thank him for the strong leadership he has demonstrated for so many years. As a team, we continue to build on Philips’ strong foundation and brand to enable better care for more people, while delivering on the full potential of the company through Philips’ value creation strategy.”

More information about the Annual General Meeting 2025, which will be held on May 8, 2025, will be published in due course. Additional information about the Board of Management and the Supervisory Board can be found here.

For further information, please contact:

Michael Fuchs
Philips Global External Relations
Tel.: +31 61486 9261
E-mail: michael.fuchs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2024 sales of EUR 18 billion and employs approximately 67,800 employees with sales and services in more than 100 countries.
News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.